 1st stREIT Office Inc.

11601 Wilshire Boulevard, Suite 1690

Los Angeles, CA 90025

November 12, 2020

Via EDGAR Transmission

Attention: Jonathon Burr

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	1st stREIT Office Inc. Offering Statement on Form 1-A, as amended (the “Offering Statement”) File No. 024-11317

Dear Mr. Burr:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended, 1st stREIT Office Inc. (the “Company”) hereby requests that the qualification date of the Offering Statement be accelerated to November 16, 2020, at 9:00 am Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Offering Statement be declared qualified at some other time.

If you have any questions regarding this request, please contact Mark Schonberger of Goodwin Procter LLP at (212) 813-8842.

Sincerely,
1st stREIT Office Inc.

/s/ Eliot Bencuya
Eliot Bencuya Chief Executive Officer

cc:	Mark Schonberger, Esq., Goodwin Procter LLP